Mail Stop 4561
                                                               February 20,
2018


Aditya Sharma
Chief Executive Officer
Crosscode, Inc.
17285 74th Avenue North
Maple Grove, MN 55311

       Re:     Crosscode, Inc.
               Registration Statement on Form S-1
               Filed February 15, 2018
               File No. 333-223073

Dear Mr. Sharma:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

        Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X.
Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       Please contact me at (202) 551-3453 if you have any questions.


                                                               Sincerely,

                                                               /s/ Jan Woo

                                                               Jan Woo
                                                               Legal Branch
Chief
                                                               Office of
Information Technologies
                                                               and Services


cc:    Matheau J. W. Stout, Esq.